UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

124 City Road,

London, EC1V 2NX, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On September 30, 2026, RedCloud Holdings plc (the “Company” or “RedCloud”) issued a press release announcing certain financial and other results for the six months ended June 30, 2026. The Unaudited Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, along with a copy of the press release are furnished as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein.

Incorporation by reference

The information contained in this Report on Form 6-K, other than Exhibit 99.3, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.3 shall not be incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, unless expressly incorporated by reference therein.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2026
99.2	RedCloud’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026
99.3	Press release issued by RedCloud, dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: September 30, 2026